                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                               SCHEDULE 13D
                                (Amendment No. 7)
                           Under the Securities Exchange Act of 1934

                      International Shipholding Corporation
                     ---------------------------------------
                          (Name of Issuer)

                     Common Stock, $1.00 par value per share
                    -----------------------------------------
                      (Title of Class of Securities)

                      460321201
                      ----------------
                      (CUSIP Number)

                        Erik F. Johnsen
                       Suite 18290
                          11 North Water Street
                             Mobile, Alabama 36602
                              251-243-9100
             ----------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                       September 25, 2009
             ----------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

CUSIP No. 460321201

1. Name of Reporting Person

       Erik F. Johnsen

   S.S. or I.R.S. Identification No. of Above Person

      ###-##-####

2. Check the Appropriate Box if a Member of a Group
              (a) ______
              (b) ______

3. SEC Use Only

4. Source of Funds

     N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)_____.

6. Citizenship or Place of Organization

United States

-----------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power . . . . . . . . . . . . . . . . . . . . . . . 361,670

8.  Shared Voting Power . . . . . . . . . . . . . . . . . . . . . .    0

9.  Sole Dispositive Power . . . . . . . . . . . . . . . . . . . .  361,670

10. Shared Dispositive Power . . . . . . . . . . . . . . . . . . .     0

-----------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

361,670

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                 Not applicable.

13.  Percent of Class Represented by Amount in Row (11)

                                4.88%

14.  Type of Reporting Person
            IN

Item 1.  Security and Issuer.

     This statement relates to the common stock, $1.00 par value per share the "Common Stock"), of International Shipholding Corporation (the "Issuer"), a Delaware corporation.  The address of the principal executive offices of the Issuer is 11 North Water Street, Suite 18290, Mobile, Alabama 36602.

Item 2.  Identity and Background

     (a) Name of Reporting Person:

               Erik F. Johnsen

     (b) Principal Business Address of Reporting Person:

               11 North Water Street, Suite 18290
               Mobile, Alabama 36602

     (c) Mr. Johnsen is a Director of the Issuer.

     (d) Mr. Johnsen has not been convicted in a criminal proceeding excluding traffic violations or similar misdemeanors) during the past five years.

     (e) Mr. Johnsen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

     (f) Mr. Johnsen is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

       Not applicable.

Item 4. Purpose of Transaction.

       Not applicable.

Item 5. Interest in Securities of the Issuer

     (a)(b) As of the date hereof, the Reporting Person beneficially owns 361,670 shares of the Common Stock, which is approximately 4.88% of the shares of the Common Stock believed to be outstanding.  Mr. Johnsen has sole voting and investment power with respect to all of these shares.

     (c) Mr. Johnsen has engaged in the following transactions in the Common Stock of the Issuer in the past 60 days:

Mr. Johnsen sold 399 shares of Common Stock on August 10, 2009, 1,810 shares of Common Stock on August 11, 2009, 2,500 shares of Common Stock on August 12, 2009, 600 shares of Common Stock on August 13, 2009, 4,000 shares of Common Stock per trading day from September 1, 2009 through September 24, 2009 and 3,000 shares of Common Stock on September 25, 2009.

     (d) Other party with right to receive or direct receipt of dividends or proceeds:  Not applicable.

     (e) Date Reporting Person ceased to beneficially own more than 5% of shares:

September 25, 2009

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Not applicable.

          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     September 28, 2009

                                                      /s/Erik F. Johnsen
                                                -----------------------------
                                                         Erik F. Johnsen